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SECURITIES AND EXCHANGE COMMISSION
RECEIVED
DEC 12 2012
DIVISION OF TRADING & MARKETS

SEC 12063127 SSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

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SEC FILE NUMBER
8- 53573

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/11 (MM/DD/YY) AND ENDING 12/31/11 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: MARWOOD GROUP LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

733 THIRD AVENUE
(No. and Street)

NEW YORK (City) NY (State) 10017 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
JOHN MOORE (212)532-3651
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

MARCUM LLP
(Name – *if individual, state last, first, middle name*)

10 MELVILLE PARK ROAD (Address) MELVILLE (City) NY (State) 11747 (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

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OATH OR AFFIRMATION

I, JOHN MOORE, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of MARWOOD GROUP LLC, as of DECEMBER 31, 20 11, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



Signature

CHIEF EXECUTIVE OFFICER

Title



Notary Public

PAUL E. CARDON
Notary Public, State of New York
No. 02CA6121645
Qualified in New York County
Commission Expires 4/6/2014

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

MARWOOD GROUP LLC

(A Wholly-Owned Subsidiary of Marwood Group & Co. USA LLC)

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2011

MARWOOD GROUP LLC
(A Wholly-Owned Subsidiary of Marwood Group & Co. USA LLC)

CONTENTS

MARCUM
ACCOUNTANTS ▲ ADVISORS

INDEPENDENT AUDITORS' REPORT

To the Member of
Marwood Group LLC

We have audited the accompanying statement of financial condition of Marwood Group LLC (the "Company") (a wholly owned subsidiary of Marwood Group & Co. USA LLC) as of December 31, 2011, that is filed pursuant to rule 17a-5 of the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of Marwood Group LLC as of December 31, 2011, in conformity with accounting principles generally accepted in the United States of America.

Marcum LLP

Melville, NY
February 28, 2012

MARCUMGROUP
MEMBER

Marcum LLP ▪ 10 Melville Park Road ▪ Melville, New York 11747 ▪ **Phone** 631.414.4000 ▪ **Fax** 631.414.4001 ▪ **marcumllp.com**

MARWOOD GROUP LLC

(A Wholly-Owned Subsidiary of Marwood Group & Co. USA LLC)

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2011

Assets		
Cash and cash equivalents	$ 1,447,934	
Accounts receivable	583,998	
Property and equipment, net	3,096	
Total Assets		$ 2,035,028
Liabilities and Member's Equity		
Liabilities		
Accrued expenses and other liabilities		$ 79,480
Member's Equity		1,955,548
Total Liabilities and Member's Equity		$ 2,035,028

The accompanying notes are an integral part of these financial statements.

NOTE 1 - ORGANIZATION

Marwood Group LLC (the "Company"), a wholly owned subsidiary of Marwood Group & Co. USA LLC (the "Parent"), was formed in May 2003 under the laws of the state of New York. The Company is a broker-dealer registered with the Securities and Exchange Commission (the "SEC") and a member of the Financial Industry Regulatory Authority, Inc. ("FINRA"). The Company's business consists primarily of acting as a placement agent for investment management companies.

As provided for in the Company's limited liability company agreement (the "LLC Agreement"), the Company will continue indefinitely unless terminated sooner pursuant to certain events as defined in the LLC Agreement.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

BASIS OF PRESENTATION

The accompanying financial statement has been prepared in conformity with accounting principles generally accepted in the United States of America ("GAAP").

SUBSEQUENT EVENTS

The Company has evaluated subsequent events through February 28, 2012, the date this financial statement was available to be issued. There were no material subsequent events that required recognition or additional disclosure in this financial statement.

CASH AND CASH EQUIVALENTS

The Company considers all short-term investments with a maturity of three months or less when purchased to be cash equivalents. The Company maintains cash with major financial institutions. At times, cash and cash equivalents may be uninsured or in deposit accounts that exceed the Federal Deposit Insurance Corporation ("FDIC") insurance limits.

ACCOUNTS RECEIVABLE AND ALLOWANCE FOR DOUBTFUL ACCOUNTS

The Company generally does not require collateral or other security to support client receivables, although the Company does require retainers and up-front deposits in certain situations. At December 31, 2011, the Company determined that no reserve against accounts receivable was required. While bad debt expense has historically been within

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

ACCOUNTS RECEIVABLE AND ALLOWANCE FOR DOUBTFUL ACCOUNTS (CONTINUED)

management's expectations, the Company cannot guarantee that it will continue to experience the same credit loss rates that it has in the past. If the financial condition of clients was to deteriorate, resulting in an impairment of their ability to make payments, an allowance may be required.

At December 31, 2011, one customer accounted for 100% of total accounts receivable.

PROPERTY AND EQUIPMENT

Property and equipment are stated at cost and depreciation is being provided using the straight-line method over their estimated useful lives, which is generally five to seven years. Upon retirement or other disposition of these assets, the cost and related accumulated depreciation are removed from the accounts. Expenditures for maintenance and repairs are charged to expense as incurred. Renewals and betterments are capitalized.

INCOME TAXES

The Company files consolidated federal, state and local tax returns with the Parent and other affiliates on a cash basis. The members of a limited liability company are taxed on their proportionate share of a Company's federal and state taxable income. Accordingly, no liability for federal or state income taxes has been included in this financial statement. The amount payable for the Company's share of the consolidated group's New York City Unincorporated Business Tax and is calculated as if each company filed on a separate return basis and is payable to (receivable from) the Parent unless recorded as a capital contribution from, or distribution to, the Parent.

The Company recognizes uncertain tax positions that it has taken or expects to take on a tax return. Management has concluded that the Company is a pass-through entity and there are no uncertain tax positions that would require recognition in the financial statement. If the Company were to incur an income tax liability from an uncertain tax position in the future, interest on any income tax liability would be reported as interest expense and penalties on any income tax liability would be reported as income taxes. Management's conclusions regarding uncertain tax positions may be subject to review and adjustment at a later date based upon ongoing analyses of tax laws, regulations, and interpretations thereof as well as other factors. Generally, federal, state, and local authorities may examine the tax returns for three years from the date of filing and the current and prior three years remain subject to examination as of December 31, 2011.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

INCOME TAXES (CONTINUED)

The Company recognizes deferred tax assets and liabilities for the future tax consequences of events that have been recognized in its financial statement or income tax returns. The accompanying financial statement has been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America. The Company prepares its tax returns on a cash basis. Accordingly, the Company records deferred tax assets or liabilities for the increase or decrease in future years' tax liabilities related to the temporary differences, which arise by utilizing these two accounting methods.

USE OF ESTIMATES

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and the disclosure of contingent assets and liabilities, at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

FAIR VALUE OF FINANCIAL INSTRUMENTS

Fair value is the price that would be received upon sale of an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The following fair value hierarchy is used in selecting inputs, with the highest priority given to Level 1, as these are the most transparent or reliable:

- Level 1 – inputs to the valuation methodology are quoted prices (unadjusted) for identical assets or liabilities in active markets.

- Level 2 – inputs to the valuation methodology include quoted prices for similar assets and liabilities in active markets, and inputs that are observable for the asset or liability, either directly or indirectly, for substantially the full term of the financial instrument.

- Level 3 – inputs to the valuation methodology are unobservable and significant to the fair value measurement.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

FAIR VALUE OF FINANCIAL INSTRUMENTS (CONTINUED)

Certain financial instruments are carried at cost on the statement of financial condition, which approximates fair value due to their short-term, highly liquid nature. These financial instruments include cash and cash equivalents, accounts receivable, accrued expenses and other liabilities, and deferred revenue.

NOTE 3 - PROPERTY AND EQUIPMENT

At December 31, 2011, property and equipment consisted of the following:

	Amount	Estimated Useful Lives
Computer equipment	$ 28,604	5-7 years
Office furniture	14,450	5-7 years
	43,054	
Less: Accumulated depreciation	(39,148)	
Property and Equipment, Net	$ 3,906	

NOTE 4 - RELATED PARTY TRANSACTIONS

The Company shares office, administrative, and occupancy expenses with the Parent and other affiliates. The Company recognizes its share of such expenses by a formula determined by management as defined in an expense sharing agreement (the "Expense Sharing Agreement") between the Company, the Parent, and other affiliates. In accordance with the Expense Sharing Agreement, on the last business day of each month, the total of any amounts due from the Parent or other affiliates that is not paid shall automatically convert to a capital distribution to the Parent. For the year ended December 31, 2011, expenses paid by the Parent and recorded as capital contributions to the Company totaled $550,078. Expenses paid by the Company and recorded as capital distributions to the Parent amounted to $198,915 for the year ended December 31, 2011.

The amount of income tax expense due to the Parent and recorded as a capital contribution to the Company amounted to $208,000 for the year ended December 31, 2011.

NOTE 4 - RELATED PARTY TRANSACTIONS (CONTINUED)

On April 18, 2007, the Company's Parent entered into two term loan agreements (the "Term Loans") with a financial institution totaling up to $1,200,000 and maturing on April 18, 2013. Additionally, on November 1, 2011, the Company's Parent entered into a third term loan (the "New Term Loan") totaling up to $3,500,000 and maturing on November 1, 2016.

In the aggregate, approximately $3,800,000 of the Term Loans and the New Term Loan was outstanding at December 31, 2011. The Parent has granted a security interest in substantially all of the Parent's assets as collateral for the loans.

NOTE 5 - NET CAPITAL REQUIREMENTS

The Company is subject to the SEC uniform Net Capital Rule 15c3-1, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, to not exceed 15 to 1. At December 31, 2011, the Company had net capital of $1,392,454, which was $1,387,155 in excess of its required net capital of $5,299. The Company's ratio of aggregate indebtedness to net capital was 0.06 to 1 at December 31, 2011

NOTE 6 - LITIGATION

In August and September of 2011, two former employees filed complaints against the Company alleging wrongful termination. The Company believes it has meritorious defenses to the allegations, and intends to vigorously defend against the litigation. However, the Company cannot predict the outcome of any legal proceedings, and there can be no assurance that the ultimate resolution of any such matter will not have a material adverse impact on the Company's financial position, results of operations, or cash flows.